UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 27)*

CENTURY ALUMINUM COMPANY

Name of Issuer

COMMON STOCK, $0.01 Par Value

(Title of Class of Securities)

156431 10 8

(CUSIP Number)

Steven Kalmin

Glencore International AG

Baarermattstrasse 3

CH-6340 Baar

Switzerland

+41 41 709 2000

With copies to:

Matias Vega, Esq.

Curtis, Mallet-Prevost, Colt & Mosle LLP

101 Park Avenue

New York, NY 10178

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 23, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 2 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore International AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 39,777,508 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 39,777,508 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,777,508 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 43.1% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 3 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore plc

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Jersey
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 39,777,508 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 39,777,508 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,777,508 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 43.1% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO, HC

SCHEDULE 13D
CUSIP No. 156431 10 8		Page 4 of 13

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Glencore AG

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☒

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC, AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization
Switzerland
Number of Shares Beneficially by Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 12,277,508 shares (See Item 5)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 12,277,508 shares (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 12,277,508 shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) Not applicable.
13.	Percent of Class Represented by Amount in Row (11): 13.3% (See Item 5)
14.	Type of Reporting Person (See Instructions) CO

Explanatory Note:

This Amendment No. 27 (“Amendment No. 27”) amends and restates the Schedule 13D originally filed with the Securities and Exchange Commission by Glencore AG, Glencore International AG and Glencore Holding AG on April 12, 2001, and amended on May 25, 2004, November 27, 2007, July 8, 2008, July 21, 2008, January 28, 2009, February 4, 2009, May 5, 2009, March 22, 2010, April 7, 2010, July 2, 2010, July 6, 2010, September 16, 2010, February 1, 2011, March 14, 2011, April 6, 2011, June 2, 2011 (by Amendment No. 16 filed by Glencore AG, Glencore International AG and Glencore International plc (now known as Glencore plc)), October 4, 2011, July 14, 2014, September 17, 2014, July 2, 2015, September 15, 2017, December 15, 2017 June 19, 2020, August 18, 2020, September 30, 2020, and December 16, 2022 (as so amended, the “Statement”), relating to the common stock, par value $0.01 per share (“Common Stock”), of Century Aluminum Company (the “Company” or the “Issuer”). This Amendment No. 27 reflects changes to Items 2 through 7 (including the remove disclosure that was superseded by prior amendments hereof).

Item 1.	Security and Issuer

This Statement relates to Common Stock of the Company, a Delaware corporation.

The Company’s principal executive office is located at One South Wacker Drive, Suite 1000, Chicago, Illinois 60606.

Item 2.	Identity and Background

(a) — (c) and (f) This Statement is being filed by Glencore plc, formerly known as Glencore Xstrata plc which was formerly known as Glencore International plc (“Glencore plc”), Glencore International AG (“Glencore International”) and Glencore AG (“Glencore AG” and together with Glencore plc and Glencore International, the “Reporting Persons”). Glencore plc is a company organized under the laws of Jersey. Each of Glencore International and Glencore AG is a company organized under the laws of Switzerland. The business address for each of the Reporting Persons is Baarermattstrasse 3, CH-6340, Baar, Switzerland. Glencore plc is a public company with its ordinary shares listed on the London Stock Exchange and the Johannesburg Stock Exchange. Glencore plc is the parent company of Glencore International which, together with its subsidiaries, including Glencore AG, is a leading integrated producer and marketer of natural resources, with worldwide activities in the production, refinement, processing, storage, transport and marketing of metals and minerals, energy products and agricultural products. Glencore AG is a direct wholly-owned subsidiary of Glencore International. The name, address, citizenship and present principal occupation or employment of each of the directors and executive officers of each Reporting Person, as well as the names, principal businesses and addresses of any corporations and other organizations in which such employment is conducted, are set forth on Schedule 1 hereto, which Schedule 1 is incorporated herein by reference.

(d) — (e) Other than as set forth in Schedule 2 hereto, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule 1 hereto has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Since the Company’s initial public offering of Common Stock and the registration of Common Stock under Section 12 of the Securities Exchange Act of 1934, as amended, in April 1996, the Reporting Persons have purchased an aggregate of 19,678,311 additional shares of Common Stock (not including shares of Common Stock issued or issuable upon conversion of preferred stock owned by the Reporting Persons or pursuant to options or other compensatory grants issued to Mr. Willy R. Strothotte, in his then capacity as a director of the Company, who held such options or other grants as nominee for the Reporting Persons) in registered public offerings by the Company and in open market transactions, 500,000 shares of Cumulative Convertible Preferred Stock, par value $0.01 per share, from the Company in a private transaction in April 2001 (all of which were converted into 1,395,089 shares of Common Stock in May 2004), and 160,000 shares of Series A Preferred Stock, par value $0.01 per share (the “Series A Preferred Shares”), from the Company in a private transaction in July 2008 (which are convertible into shares of Common Stock as summarized in Item 6 below).

The consideration paid by the Reporting Persons for the 19,678,311 shares of Common Stock, the 500,000 shares of Cumulative Convertible Preferred Stock and the 160,000 shares of Series A Preferred Shares was $359,657,954, $25,000,000 and $1,090,259,200, respectively, in cash, all of which was obtained from the Reporting Persons’ internal working capital.

Item 4.	Purpose of the Transaction

Since the Company’s initial public offering, in which the Reporting Persons sold approximately 60% of their Common Stock, the Reporting Persons have held Common Stock, and have acquired additional securities of the Company, for investment purposes.

The Reporting Persons may purchase additional shares of Common Stock and other securities of the Issuer. Such acquisitions could be in the open market and/or in privately negotiated or structured transactions, provided that any such transactions would be on terms deemed favorable by the Reporting Persons. In addition, the Reporting Persons may formulate plans or proposals for, hold discussions with the Company’s management, the Company’s Board of Directors, the Company’s stockholders and other parties about, and reserve the right to explore, or make plans or proposals relating to, transactions, discussions or actions which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons’ consideration or discussion of any action would be based on their own assessment of various relevant considerations and any subsequent developments affecting the Company and its prospects.

Item 5.	Interest in Securities of the Issuer

(a)            Glencore AG beneficially owns 12,277,508 shares of Common Stock, or 13.3% of the outstanding Common Stock, which it holds directly, and each of Glencore plc and Glencore International beneficially owns an aggregate of 39,777,508 shares of Common Stock, or 43.1% of the outstanding Common Stock, consisting of 27,500,000 shares held directly by Glencore International and the 12,277,508 shares held directly by Glencore AG. The shares reported as beneficially owned by the Reporting Persons do not include the 5,228,439 shares of Common Stock issuable upon conversion of the 52,284,.39 Series A Preferred Shares held directly by Glencore AG that are convertible (A) upon the occurrence of events that have not transpired, or (B) in circumstances that would not result in an increase in the percentage of shares of Common Stock beneficially owned by the Reporting Persons. The aggregate number and percentage of shares of Common Stock beneficially owned by each person (other than the Reporting Persons) listed in Schedule 1 hereto is set forth opposite his or her name on Schedule 1 hereto.  The beneficial ownership percentages reported herein are based upon 92,404,663 shares of Common Stock outstanding as of November 7, 2023, based on the Company’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023. Reference is made to the discussion of the terms of the Certificate of Designation for the Series A Preferred Shares in Item 6 of the Statement.

(b)            The Reporting Persons share the power to vote and direct the voting of and to dispose or to direct the disposition of the 39,777,508 shares of Common Stock reported as beneficially owned by them herein, except that Glencore AG shares the power to vote and direct the voting of and to dispose or to direct the disposition of only the 12,277,508 shares held directly by it . To the best knowledge of the Reporting Persons, each person (other than the Reporting Persons) named in Item 2 of the Statement has the sole power to vote or to direct the voting of and dispose or to direct the disposition of the number of shares of Common Stock set forth opposite his or her name on Schedule 1 hereto, if any.

(c)            None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons listed on Schedule 1 hereto, has engaged in any transaction during the past 60 days in any Common Stock.

(d)            None.

(e)            Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Series A Preferred Stock Purchase: On July 7, 2008 the Company entered into a Stock Purchase Agreement with Glencore Investment Pty Ltd. (“Glencore Investment Pty”) pursuant to which Glencore Investment Pty purchased the Series A Preferred Shares.  The following represents a summary of the terms of the agreements and instruments relating to the July 7, 2008 purchase of the Series A Preferred Shares that remain in effect:

Certificate of Designation:  The rights and privileges of the Series A Preferred Shares are set forth in a Certificate of Designation filed with the Secretary of State of the State of Delaware on July 7, 2008 (the “Certificate of Designation”).  The following summarizes the material terms of the Series A Preferred Shares, as reflected in the Certificate of Designation:

Dividends.  Dividends will be declared and paid on the Series A Preferred Shares when, as and if, and in the same amounts (on an as-converted basis), declared and paid on the Common Stock.

Voting.  The Series A Preferred Shares has no voting rights, except to vote as a separate class on any proposal to or that would amend, alter or repeal or otherwise change any provision of the Company’s Certificate of Incorporation or the Certificate of Designation if such amendment would increase or decrease the number of authorized shares of Series A Preferred Shares, increase or decrease the par value of the Series A Preferred Shares or alter or change the powers, preferences or special rights of the Series A Preferred Shares.

Liquidation Preference.  Upon liquidation, dissolution or winding up of the Company, holders of Series A Preferred Shares are entitled to a liquidation preference of $0.01 per share, and thereafter are entitled to share ratably (on an as-converted basis) with the Common Stock in the distribution of any remaining assets (net of an amount equivalent to the aggregate amount of the liquidation preference).

Automatic Conversion.  The Series A Preferred Shares shall be automatically converted into shares of Common Stock at a conversion ratio of 100 shares of Common Stock for each share of Series A Preferred Shares (the “Conversion Ratio”) upon the occurrence of the following events: (i) any event that would dilute the Reporting Persons’ percentage beneficial ownership of Common Stock (determined consistent with the definition of beneficial ownership under Rule 13d-3 under the Securities Exchange Act of 1934, as amended (“Rule 13d-3”)), to the extent necessary to maintain the same percentage ownership as immediately prior to the diluting event; (ii) the sale or other transfer of Series A Preferred Shares to non-affiliates of the Reporting Persons, and (iii) upon the consummation of any merger or business combination transaction involving the Company or the sale of all or substantially all of the property or assets of the Company and its subsidiaries, unless the consideration in the transaction is other than cash or marketable securities and the Reporting Persons have voted their Common Stock against the transaction (in which case, the Series A Preferred Shares will be redeemed as described below).

Optional Conversion.  At the option of each holder, the Series A Preferred Shares may be converted into Common Stock at the Conversion Ratio and tendered into a tender or exchange offer in which a majority of the outstanding shares of Common Stock have been tendered.

Mandatory Redemption.  If (i) the Company proposes (x) to engage in a merger or business combination transaction involving the Company or to sell all or substantially all of the property or assets of the Company and its subsidiaries in a transaction where the consideration payable to the holders of Common Stock is other than cash, marketable securities or shares of the Company’s subsidiaries, or (y) to dissolve and wind up (other than as part of a transaction contemplated by (x)) and assets other than cash, marketable securities or shares of the Company’s subsidiaries will be distributed to the Company’s stockholders, and (ii) the Reporting Persons vote any and all of their Common Stock against the proposal, the Company must redeem all of the Series A Preferred Shares at a redemption price equivalent to the average of the closing price for the Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the first public announcement of the Company’s proposal.

Preemptive Rights.  If the Company proposes to issue or sell, in a transaction directed to holders of Common Stock, any Common Stock or other stock ranking on parity with the Common Stock (or any securities convertible or exchangeable for, or any options, warrants or other rights to subscribe for, such stock) (but excluding issuances to employees and issuances triggered under a stockholders rights plan by acquisitions by the Reporting Persons) at a price below the average of the closing price for the Common Stock on Nasdaq for twenty (20) trading days starting twenty-two (22) trading days before the Board of Directors authorizes such issuance or sale, the holders of Series A Preferred Shares must be given the opportunity to participate in such issuance on an as-converted basis.

Transfer Restrictions.  Except for transfers to pledgees (subject to certain conditions), the Series A Preferred Shares may be transferred only in widely-distributed public offerings or in transactions that comply with Rule 144 under the Securities Act of 1933, as amended, and following any such transfer, will automatically convert to Common Stock.

Standstill and Governance Agreement:  In connection with the Stock Purchase Agreement, on July 7, 2008 Glencore AG and the Company entered into a Standstill and Governance Agreement (the “Governance Agreement”).  Certain standstill obligations of Glencore AG and its affiliates under the Governance Agreement expired on each of April 8, 2009 and January 7, 2010.  No standstill obligations under the Governance Agreement are currently binding on Glencore AG or any of its affiliates.  The following is a summary of the material terms of the Governance Agreement that remain in effect today:

Board Representation. The Reporting Persons will have the right to designate a nominee for election to the Board of Directors, subject to the consent of the nominating committee. This right will terminate if the Reporting Persons (and their affiliates) beneficially own (within the meaning of Rule13d-3) less than 10% of the Common Stock for a period of three continuous months.

Registration Rights Agreement:  On July 7, 2008, Glencore Investment Pty and the Company entered into a Registration Rights Agreement, containing customary terms and conditions (the “Registration Rights Agreement”), pursuant to which the Company has agreed to register the Series A Preferred Shares for resale by the Reporting Persons and their affiliates and any of their respective pledgees.  Sales under the Registration Rights Agreement must be made in open market transactions that comply with Rule 144 under the Securities Act of 1933, as amended, or in widely distributed public offerings.  The Reporting Persons, their affiliates and any of their respective pledgees are entitled to demand up to six registrations from and after November 5, 2008 and subject to certain customary restrictions, may at any time participate in registered offerings initiated by the Company for its own account or the account of other stockholders.  Under the Certificate of Designation, Series A Preferred Shares sold under the Registration Rights Agreement will automatically convert to shares of Common Stock upon such sale.  Subject to the restriction on the number of demand registrations, the registration rights will continue until the Common Stock issued upon conversion of the Series A Preferred Shares are sold under an effective registration statement or the Series A Preferred Shares are no longer outstanding.  The Company will be responsible for all fees and expenses relating to any registration of the Series A Preferred Shares, except that the Reporting Persons will be responsible for any underwriters commissions and any fees and expenses of their legal counsel and any other advisors retained by them (including underwriters’ counsel in the case of demand registrations).

Support Agreement: The Company disclosed in its notice of Annual Meeting of Stockholders held on May 27, 2009 and related proxy statement a management proposal to amend the Company’s Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock.  Following filing of the proxy statement, Glencore AG and the Company engaged in discussions relating to the proposed increase in the Company’s authorized capital.  The Company determined to amend the proposal to provide for an increase in the number of authorized shares of Common Stock from 100,000,000 to 195,000,000, and on May 4, 2009, the Company and Glencore AG entered into a Support Agreement (the “Support Agreement”) whereby (a) Glencore AG agreed to vote for the amended proposal to increase authorized capital and the other matters being proposed by the Company for approval at the May 27, 2009 stockholders meeting, and (b) except for certain limited and strategic transactions and other customary exceptions, the Company agreed to give the Reporting Persons the right to maintain their equity percentage ownership in the Company by purchasing (i) their pro rata portion of additional shares of Common Stock and other securities or interests convertible into or exchangeable or exercisable for Common Stock (including cash settled derivatives) issued by the Company and its affiliates in cash offerings and (ii) additional shares of Common Stock and other securities or interests convertible into or exchangeable or exercisable for Common Stock (including cash settled derivatives) issued by the Company and its affiliates in any debt exchange offers if and to the extent the aggregate cumulative number of shares of Common Stock or their equivalent issued in debt exchanges in any twelve month period prior to November 4, 2010 would equal or exceed 30 million shares.  The right to acquire securities will terminate if the Reporting Persons beneficially own (within the meaning of Rule13d-3) less than 10% of the Common Stock for a period of three continuous months.

Irrevocable Proxies: On September 14, 2017, Glencore AG granted to the Chief Accounting Officer and the Treasurer of the Company a five-year irrevocable proxy (the “2017 Glencore Irrevocable Proxy”) to vote, as directed by Glencore AG, all shares of Common Stock that Glencore AG owns of record from time to time, provided that the proxies must limit the number of such shares they vote on each matter submitted to the stockholders such that the number of such shares they vote, when added to other shares that Glencore AG and its affiliates have the right to vote (including the Specified Shares), do not equal or exceed 50% of the total number of shares voted by all stockholders. The Glencore Irrevocable Proxy expired in accordance with its terms on September 14, 2022. On March 23, 2023, the Reporting Persons granted to the Chief Accounting Officer and the Treasurer of the Company a five-year irrevocable proxy (the “2023 Glencore Irrevocable Proxy”) on the same terms as the 2017 Glencore Irrevocable Proxy.

Security Deeds: On December 1, 2023, Glencore International and Glencore AG together pledged 39,655,115 shares of Common Stock in aggregate (the “Pledged Shares”) to HSBC Bank PLC as lender, to secure a revolving loan facility made available to Glencore International (the “2023 Credit Facility”). The 2023 Credit Facility remains available until terminated by the lender. The 2023 Credit Facility and the related deeds of security pursuant to which each of the pledgors granted the pledge of the Pledged Shares owned by it (the “2023 Security Deeds”) contain covenants, events of default and other terms and conditions customary for facilities of this type. Glencore International’s obligations under the 2023 Credit Facility are guaranteed by Glencore plc.

The foregoing descriptions of the Certificate of Designation, Governance Agreement, Registration Rights Agreement, Support Agreement, 2017 Glencore Irrevocable Proxy, 2023 Glencore Irrevocable Proxy and 2023 Security Deeds do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full text of such instruments and agreements, which are filed herewith or were previously filed with the Securities and Exchange Commission as exhibits to this Statement, and are hereby incorporated herein by reference. Except for terms of such instruments and agreements, to the best knowledge of the Reporting Persons, there exists no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

1.	Joint Filing Agreement, dated January 5, 2024, among Glencore plc, Glencore International AG and Glencore AG relating to the filing of a joint statement on Schedule 13D

2.	Certificate of Designation of the Series A Preferred Shares (Incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

3.	Standstill and Governance Agreement (Incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

4.	Registration Rights Agreement (Incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 8, 2008)

5.	Support Agreement (Incorporated by reference to Exhibit 10.01 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 4, 2009)

6.	Glencore Irrevocable Proxy, dated March 24, 2023, given by Glencore AG, Glencore International AG and Glencore plc to certain officers of the Company

7.	Form of Security Deeds, each dated December 1, 2023, between Glencore International AG and Glencore AG respectively and HSBC Bank PLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 5, 2024

Glencore AG

By:	/s/ Stephan Huber
Name:	Stephan Huber
Title:	Director

By:	/s/ Martin Haering
Name:	Martin Haering
Title:	Director

Glencore International AG

By:	/s/ Martin Haering
Name:	Martin Haering
Title:	Officer

By:	/s/ Derrick Crowley
Name:	Derrick Crowley
Title:	Officer

Glencore plc

By:	/s/ John Burton
Name:	John Burton
Title:	Company Secretary

SCHEDULE 1

Set forth below are the names, business addresses and present principal occupations of the directors and executive officers of Glencore plc, Glencore International AG and Glencore AG. Each executive officer of each of Glencore International AG and Glencore AG is also a director of such company. Where no business address is given for an executive officer or director, and such director’s principal employer is Glencore plc or one of its subsidiaries, the business address is Baarermattstrasse 3, CH-6340, Baar, Switzerland. To the best knowledge of the Reporting Persons, none of the persons listed below beneficially owns any shares of Common Stock.

Directors of Glencore plc:

Name	Principal Occupation	Business address	Share Ownership

Gary Nagle (Citizen of South Africa)	Chief Executive Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland

Kalidas Madhavpeddi (Citizen of USA)	Non-Executive Chairman	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland

Peter Coates (Citizen of Australia)	Non-Executive Director	Level 22, The Gateway Building 1 Macquarie Place Sydney NSW 2000 Australia

David Wormsley (Citizen of the United Kingdom)	Non-Executive Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom

Martin Gilbert (Citizen of the United Kingdom)	Non-Executive Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom

Cynthia Carroll (Citizen of the USA)	Non-Executive Director	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland

Liz Hewitt (Citizen of the United Kingdom)	Non-Executive Director	c/o Glencore UK Ltd. 18 Hanover Square London W1S 1JY United Kingdom

Gill Marcus (Citizen of South Africa)	Non-Executive Director	c/o Glencore South Africa (Pty) Ltd. 3rd Floor, Worley Parsons Building 39 Melrose Boulevard Melrose Arch Melrose North 2196 South Africa

Executive Officers of Glencore plc:

Name	Principal Occupation	Business address	Share Ownership

Gary Nagle (Citizen of South Africa)	Chief Executive Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland

Steven Kalmin (Citizen of Australia)	Chief Financial Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland

John Burton (Citizen of the United Kingdom)	Company Secretary	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland

Directors and Executive Officers of Glencore International AG:

Name	Principal Occupation	Business address	Share Ownership

Gary Nagle (Citizen of South Africa)	Chief Executive Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland

Steven Kalmin (Citizen of Australia)	Chief Financial Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland

John Burton (Citizen of the United Kingdom)	Company Secretary of Glencore plc	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland

Directors and Executive Officers of Glencore AG:

Name	Principal Occupation	Business address	Share Ownership

Martin W. Haering (Citizen of Switzerland)	Tax Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland

Carlos Perezagua (Citizen of Spain)	Chief Risk Officer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland

Stephan Huber (Citizen of Switzerland)	Treasurer	c/o Glencore International AG Baarermattstrasse 3 CH-6340 Baar Switzerland

SCHEDULE 2

On May 24, 2022, in an agreement with the Department of Justice (“DOJ”), subject to final approval by the Court, Glencore International AG, a wholly-owned subsidiary of Glencore plc, agreed to $428,521,173 in fines and $272,185,792 in forfeiture and disgorgement and pled guilty in the Southern District of New York to one count of conspiracy to violate the US Foreign Corrupt Practices Act related to past actions in certain overseas jurisdictions. Glencore International AG agreed to pay $262,590,214 to the United States, with up to $136,236,140 to be credited against the resolution with UK authorities and up to $29,694,819 to be credited against any potential resolution with Swiss authorities, both in connection with investigations into related conduct. The DOJ resolution provided for forfeiture of $181,457,195 and credited Glencore International AG for $90,728,597 in disgorgement to the Commodity Futures Trading Commission (“CFTC”). The DOJ agreement provides for the appointment of an independent compliance monitor for a period of three years to assess and monitor Glencore International AG’s compliance with the terms of the agreement and evaluate the effectiveness of its compliance program and internal controls.

On May 24, 2022, in a separate agreement with the DOJ, Glencore AG agreed to a fine of $341,221,682 and forfeiture of $144,417,203 and pled guilty in the District of Connecticut to one count of conspiracy to commit commodity price manipulation related to past market conduct in certain US fuel oil markets. Of this amount, $242,819,443 will be credited against the resolution with the CFTC. The DOJ agreement provides for the appointment of an independent compliance monitor for a period of three years to assess and monitor Glencore AG’s compliance with the agreement and evaluate the effectiveness of its compliance program and internal controls.

On May 24, 2022, Glencore International AG, Glencore AG and Chemoil Corporation (a wholly-owned subsidiary of Glencore plc) reached a separate agreement to resolve an investigation by the CFTC in relation to civil violations of the Commodity Exchange Act and CFTC regulations, in connection with past market conduct in certain US fuel oil markets as well as past corrupt practices in certain overseas jurisdictions. The companies agreed to pay $333,548,040 in civil penalties and disgorgement to the CFTC, with the $852,797,810 balance of the penalty to the CFTC being offset against penalties imposed by other authorities.

On May 24, 2022, Glencore further agreed to pay $39,598,367 under a resolution signed with the Brazilian Federal Prosecutor’s Office in connection with its bribery investigation.

On June 21, 2022, Glencore Energy UK Limited (a wholly-owned subsidiary of Glencore plc) pled guilty in Southwark Crown Court to five counts of bribery and two counts of failure to prevent bribery under the UK Bribery Act 2010. On November 3, 2022, Glencore Energy UK Limited was sentenced to pay a financial penalty and costs of GBP 280,965,093.